Exhibit 1
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FOR IMMEDIATE RELEASE                                            4 February 2009


                                 WPP PLC ("WPP")

        WPP acquires Red Dot Square Solutions, a leading virtual reality research company


WPP announces that it has acquired Red Dot Square Solutions ("Red Dot Square"), a leading virtual reality research company which helps retailers and manufacturers to better predict consumer behaviour in-store. This acquisition was negotiated ahead of WPP's acquisition of TNS, the global market and insight information group.

The use of intelligent, real-time store simulation technologies to conduct market research is becoming common practice among consumer product manufacturers and retailers. Red Dot Square's clients include Safeway, Tesco, Walgreens and Wal-Mart, working in collaboration with global marketers such as General Mills, Kimberly-Clark, Kraft, MillerCoors, Sara Lee and Unilever.

Established in 2006 by founder and president Mark Edwards and employing 60 people, Red Dot Square has rapidly established a reputation for highly creative, innovative technology that has redefined the virtual shopping category. The company is based in the UK with an office in Chicago in the United States.

The company's unaudited consolidated revenues for the year ended 31 December 2008 were (pound)6.1 million with gross assets at the same date of (pound)3.8 million.

Red Dot Square will operate within Kantar, WPP's global insight, information and consultancy division. This investment further strengthens WPP's capabilities and expertise in shopper, retail and consumer research.


Contact:
Feona McEwan, WPP                                     T. +44 020 7408 2204
www.wpp.com
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